EXHIBIT 15

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 7/28/25 to the date of the event which required filing of this Schedule 13D/A. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
7/25/2025	Sell	72,887	14.96
7/28/2025	Sell	173,680	14.94